Exhibit 99.1

Press Release

Brussels / 6 February 2020 / 12:00 am CET

The enclosed information constitutes inside information as defined in Regulation (EU) No 596/2014 of the

European Parliament and of the Council of 16 April 2014 on market abuse and regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev Announces

Changes to its Leadership Team

6 February 2020 (CET) – Anheuser-Busch InBev (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) announced today that Felipe Dutra, Chief Financial and Technology Officer, will step down after a long and distinguished career with the company. Fernando Tennenbaum has been appointed Chief Financial Officer (CFO). David Almeida will become Chief Strategy and Technology Officer and Nelson Jamel has been appointed Chief People Officer. They will be part of the company’s Senior Leadership Team (SLT) and report to the Chief Executive Officer (CEO), Carlos Brito. Fernando Tennenbaum will also join the Executive Committee.

The changes above are part of a well-established succession plan and will be effective after AB InBev’s Annual Shareholders’ Meeting, to be held on 29 April 2020. Felipe Dutra will remain with the company during a transition period of several months after the succession is effective.

Carlos Brito, CEO, stated: “Felipe’s departure is bittersweet. For nearly 30 years, he has been a champion of our company and a fantastic partner to me and the members of our Senior Leadership Team as we grew the company. Felipe feels that now is the right time to embark on new projects, and we are respectful of his decision.

“Felipe’s contributions to AB InBev are hard to overstate. Since becoming CFO in 1999 of what was then Brahma, he has embodied the spirit of true ownership and has been the architect of our company’s financial strategy, our risk management policy and our drive to deliver best-in-class cash flow and shareholder value. Felipe’s contributions to our value creation are significant and wide-ranging. He has been the steward of our financial discipline, which has freed up resources to invest behind the organic growth of our business. He has played a key role in the creations of Ambev and InBev, as well as in our landmark combinations with Anheuser-Busch, Grupo Modelo and SAB. In the last few years, he has also driven the creation of our leading Technology function. Perhaps most importantly, he developed a strong bench of internal talent for both Finance and Technology as part of his legacy. We are very grateful to Felipe and wish him the best of luck in his future endeavors.”

Felipe Dutra said: “It has been an honor to be part of this company for nearly 30 years. I was fortunate enough to participate in our transformation from being a Brazilian local champion into one of the world’s most successful consumer goods companies. I am very thankful to the Board, to our shareholders and to Brito for his leadership and partnership and, most especially, to the amazing teams and colleagues that have supported me over the years. It has been a tremendous privilege to have been part of this journey. Today, AB InBev is in a strong position, both financially and operationally. We have a superb team, a solid strategy, an outstanding geographic footprint and an unparalleled portfolio of brands, giving me the confidence that AB InBev will continue to create enduring value for its consumers, customers and shareholders. I have great respect for and confidence in Fernando, who will build on our company’s legacy of financial discipline and operational excellence.”

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Press Release

Brussels / 6 February 2020 / 12:00 am CET

Chief Financial Officer: Fernando Tennenbaum, incoming CFO, is a 15-year veteran of the company and presently serves as Vice President of Finance for the company’s South America Zone, as well as Chief Financial and Investor Relations Officer of its Brazilian subsidiary Ambev S.A., a publicly traded company listed on the Brazilian Stock Exchange and NYSE. Fernando Tennenbaum has a thorough understanding of the company’s business and international experience developed through several positions in the finance function, including Treasury, M&A and Investor Relations. He played a key role in the combination with SAB, leading the funding of the deal and managing of the company’s debt profile.

“We would like to congratulate Fernando on being appointed our CFO. With deep functional expertise and strong technical knowledge, he is uniquely qualified to lead our Finance function and actively support topline growth through solid financial management. Fernando’s mandate will be to ensure AB InBev continues to invest behind the organic growth of the business while deleveraging toward the optimal capital structure”, said Brito.

In turn, Fernando Tennenbaum said: “I would like to thank Brito and the Board for this opportunity and their confidence. I am grateful to Felipe for his leadership and friendship over the last 15 years. I could not be more excited to take on this challenge and look forward to working with the strong team at AB InBev to drive our value creation agenda.”

Concurrently, Ambev S.A. has announced that Lucas Lira will be replacing Fernando Tennenbaum as Chief Financial and Investor Relations Officer, as of 29 April 2020. For further information, please refer to Ambev S.A.’s press release issued today.

Chief Strategy and Technology Officer: David Almeida, who currently serves as Chief People and Strategy Officer, will become Chief Strategy and Technology Officer. He joined AB InBev 22 years ago and has broad experience, spanning across geographies and functions (including Finance, Sales, Integration, Strategy and People). David Almeida has been a member of the Senior Leadership Team since November 2015 and of the Executive Committee since July 2019.

With respect to this change, Brito stated: “Bringing Strategy and Technology together will increase our focus and help us accelerate the initiatives we have identified for transforming our business, so we continue to lead future growth through consumer-centricity, operational excellence and innovation. David has played a key role in our transformation planning and I am confident that his leadership and drive will continue to make a big difference. We are thankful to David for his valuable contributions to strengthening our People function.”

David Almeida stated: “We have the unique opportunity to drive growth by building a stronger business which is more connected than ever to our consumers and customers, leveraging our existing assets to create value. I am excited to lead this agenda together with the SLT to transform our company, enabled by technology and analytics.”

ab-inbev.com

Press Release

Brussels / 6 February 2020 / 12:00 am CET

Chief People Officer: Newly appointed Chief People Officer, Nelson Jamel, joined the company over 22 years ago and has had significant international experience in his career. He is currently the Vice President of Finance and Technology for the North America Zone. In his new role, he will be responsible for all matters related to AB InBev’s people, including talent attraction and development, employee experience, capabilities and learning, as well as compensation and benefits, to ensure the company continues to attract, retain and develop the best people.

“Jamel has an outstanding track record in our company, including in building strong teams with leaders who have cross-functional influence. His deep understanding of our business, leadership skills and passion for our culture make him uniquely qualified for the Chief People Officer role. We are excited to welcome Jamel to the SLT”, said Brito.

Nelson Jamel stated: “It is no secret that our People are our greatest asset and I have always been passionate about building teams where people grow at the pace of their talent and results, working in a collaborative and ethical way in order to deliver on our company’s Dream. In this new role, I look forward to working with the company’s leaders to advance our People function.”

Executive Committee: As of 29 April 2020, AB InBev’s Executive Committee will be comprised of the Chief Executive Officer, Carlos Brito, the Chief Financial Officer, Fernando Tennenbaum, the Chief Strategy and Technology Officer, David Almeida, and the Chief Legal and Corporate Affairs Officer, John Blood.

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Fernando Tennenbaum is AB InBev’s incoming Chief Financial Officer, as of 29 April 2020. Born in 1977, he is a Brazilian and German citizen. He holds a degree in industrial engineering from Escola Politécnica de São Paulo and a corporate MBA from Ambev. He joined the company in 2004 and has held various roles in the finance function (including Treasury, Investor Relations and M&A), both at the global level and in the South America Zone. He is currently the Vice President of Finance of the company’s South America Zone and Chief Financial and Investor Relations Officer of Ambev S.A. Prior to this position, he was Global Treasurer of AB InBev until 30 June 2018.

Nelson Jamel is AB InBev’s incoming Chief People Officer, as of 29 April 2020. Born in 1972, he is a Brazilian citizen and holds a bachelor’s degree and master’s degree, both in industrial engineering, from Universidade Federal do Rio de Janeiro. He joined the company in 1997 and has held various positions in the Finance and Technology functions, working in North, Central and South America as well as in Europe. He is currently the Vice President of Finance and Technology for the North America Zone. Before this role, he was Vice President of Finance of the South America Zone and Chief Financial and Investor Relations Officer of Ambev S.A. until 31 December 2015.

ab-inbev.com

Press Release

Brussels / 6 February 2020 / 12:00 am CET

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175,000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion USD (excluding JVs and associates).

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 284 0158
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Mariusz Jamka	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail: mariusz.jamka@ab-inbev.com	E-mail: Ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

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